

Mail Stop 7010

July 23, 2008

via U.S. mail and facsimile

Dennis M. Oates, President and CEO
Universal Stainless & Alloy Products, Inc.
600 Mayer Street
Bridgeville, Pennsylvania 15017

> **RE: Universal Stainless & Alloy Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Schedule 14A Filed on April 21, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 0-25032**

Dear Mr. Oates:

        We have reviewed your response letter dated July 15, 2008 and have the
following additional comments. Where indicated, we think you should revise your
document in future filings in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 6 – Commitments and Contingencies, page 7

1. We note your response to comment 17 in our letter dated June 30, 2008, including the
   draft disclosure you intend to include in future filings. Specifically, we note the draft
   disclosure provides a conclusion that it is remote the outcome of your pending
   lawsuits and claims will have a material impact to your financial condition or
   liquidity. However, your draft disclosure does not provide a conclusion as to whether
   your pending lawsuits and claims will have a material impact on your results of
   operations. In future filings, please revise your draft disclosure to also address the
   materiality of pending lawsuits and claims to your results of operations. Also, as

previously requested, if you believe it is probable and/or reasonably possible that the pending lawsuits and claims will materially impact your results of operations, please consider the need for disclosure of your pending lawsuits and claims in accordance with paragraphs 9-10 of SFAS 5 and SAB Topic 5:Y. Please provide us with the disclosure you intend to include in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Craig Slivka at (202) 551-3729, or in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767.

Sincerely,

Terence O'Brien
Accounting Branch Chief